

January 28, 2009

By U.S. Mail and Facsimile to: (404) 753-4981

George G. Andrews
President and Chief Executive Officer
Capitol City Bancshares, Inc.
562 Lee Street, S.W.
Atlanta, GA 30310-0200

> **Re:** **Capitol City Bancshares, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 22, 2009**
> **File No. 000-25227**

Dear Mr. Andrews:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

1. Please update your proxy to reflect any change in the status of your CPP application. In addition, we note your disclosure on page 4 that "nine large

financial institutions already have agreed to participate in the program…"; please update this disclosure.

2.   On page 4 you state that, "The actual effect of any shares of the Preferred Stock upon the rights of holders of common stock cannot be stated until the Board of Directors determines the specific rights of any shares of the Preferred Stock." However, please specifically discuss how your participation in the Capital Purchase Program may impact the rights of your existing common shareholders.

3.   We note on page 16 that you are incorporating by reference into the proxy statement your Form 10-K for the fiscal year ended December 31, 2007 and your Form 10-Q for the quarter ended September 30, 2008, and that such documents are being delivered to shareholders along with the proxy statement. Please revise this disclosure to make it clear that the documents you are incorporating by reference and delivering to shareholders will include the financial statements contained in Exhibit 13.1 to your Form 10-K.

Closing Comments

        As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3464 with any questions.

Sincerely,

Kate McHale
Staff Attorney

cc: Michael N. White, Esq.
Martin Snow, LLP
240 Third Street
Macon, GA 31201